UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by

 furnishing the information
 contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	April 07, 2004
By
Name:	Marcos Grodetsky
Title:		Investor Relations Officer








































TMAR: CALAIS PRESENTS PROPOSAL FOR EMBRATEL

Rio de Janeiro, April 07, 2004 -TELE NORTE LESTE PARTICIPACOES S.A. (NYSE:TNE) informs that its subsidiary TELEMAR NORTE LESTE S.A (TMAR), released today in Brazil the following relevant notice:

1. Calais Participacoes S.A. ("Calais"), a publicly-held company, in which TMAR is a holder of only nonvoting preference shares , presented today a proposal to WorldCom, Inc., confirming its intention to acquire the controlling share of
 Embratel Participacoes S.A., which is in the process of being sold;
2. The proposal seeks to eliminate for the seller, any risk that the regulatory authorities do not approve the transaction related to the transfer of the control share of Embratel Participacoes S.A to Calais, by assuring WorldCom, Inc. payment of an amount not inferior to the other competitor's proposal in case the authorizations required from the relevant regulatory body in Brazil are not obtained by July 08, 2005;
3. The proposal presented by Calais is based on a certainty that the structure presented for the acquisition of the controlling share in Embratel Participacoes S.A complies with all existing norms and regulations.

For more information, please contact:
TNE - INVESTOR RELATIONS 				GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208	Kevin Kirkeby
(kkirkeby@hfgcg.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314 	Mariana Crespo
(mcrespo@hfgcg.com)
Fax: 55 21 3131 1155 					Tel: 1-646-284-9416; Fax: 1 1-
646-284-9494

Visit our Investor Relations Website: www.telemar.com.br/ir